30 ROCKEFELLER	AUSTIN
PLAZA	BEIJING
NEW YORK, NEW YORK	DALLAS
10112-4498	DUBAI
HONG KONG
TEL +1	HOUSTON
212.408.2500	LONDON
FAX +1	MOSCOW
212.408.2501	NEW YORK
www.bakerbotts.com	PALO ALTO
RIYADH
WASHINGTON

Marc A. Leaf
TEL +1 212-408-2597
FAX +1 212-259-2597
marc.leaf@bakerbotts.com

July 23, 2008
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attention:  Larry Spirgel
               Assistant Director

Re:	Ascent Media Corporation Registration Statement on Form 10 (File No. 000-53280)
Dear Mr. Spirgel:
     Ascent Media Corporation (“Ascent” or the “Company”) has electronically filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10, originally filed on June 13, 2008 (the “Original Registration Statement”). Courtesy copies of Amendment No. 1, marked to show changes, are being delivered to you along with this letter.
     Set forth below are responses to the comments contained in your letter to us, dated July 10, 2008 (the “Comment Letter”) regarding the Original Registration Statement. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter. All section references refer to the corresponding sections of the Registration Statement unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.
General
1.	Comment: We note that you are registering your Series A and Series B common stock under Section 12(g) of the Exchange Act. We also note that you intend to list your Series A common stock on the Nasdaq Global Market. In your response letter, tell us when you intend to register your Series A common stock under Section 12(b) of the Exchange Act.

Response: The Company intends to file a registration statement on Form 8-A as soon as practicable after the effective date of the Registration Statement on Form 10 to effect the registration of Ascent’s Series A common stock under Section 12(b) of the Exchange Act.

2.	Comment: Please file your remaining exhibits as soon as practicable. We will need adequate time to review them and, if necessary, comment upon your disclosure regarding them.

Response: Exhibits 4.3, 10.4 and 21 to the Original Registration Statement, as well as the employment agreements of certain named executive officers (as discussed in Comment 3 below) and Ascent’s form of indemnification agreement (as discussed in Comment 37 below), have been filed as exhibits to Amendment No. 1. Any exhibits omitted from Amendment No. 1 (including the Form of Services Agreement and Form of Tax Sharing Agreement, which remain subject to negotiation, and the Ascent Media Group, LLC 2006 Long Term Incentive Plan, which the Company anticipates it will be amending) will be filed with a subsequent amendment.
3.	Comment: We note that you have not filed any of the employment agreements discussed in the Executive Compensation section of the information statement. Please file such employment agreements or explain to us why you determined you were not required to file them pursuant to Regulation S-K Item 601(b)(10).

Response: The employment agreements for each of Messrs. Niles, Platisa and Royo (together with applicable amendments) have been filed as Exhibits 10.8, 10.9, 10.10, 10.11 and 10.12 to Amendment No. 1.
Exhibit 99.1 Information Statement
Cover Page
4.	Comment: Please clarify that the spin-off will not occur unless DHC shareholders approve the restructuring transactions among DHC, Advance/Newhouse and New Discovery.

Response: We have added the disclosure in response to the staff’s comment.
Summary, page 1
The Spin-Off, page 1
5.	Comment: Include a question and answer regarding why the sound business of Ascent Media is being excluded from the spin-off of Ascent Media. Briefly discuss the impact on Ascent Media’s business operations and financial condition, and elaborate on the impact in your management’s discussion and analysis.

Response: We have added a new question and answer entitled “Why will Ascent Sound be excluded from the spin-off?” in response to the Staff’s comment. We also advise the staff that the business description and financial results of the Company in our Management’s Discussion and Analysis exclude the sound business being retained by DHC. Although the respective customer bases of Ascent Media and Ascent Sound overlap to some degree, there are substantial differences between such businesses, and the services provided by each have not been integrated in such a way that the exclusion of the sound business would have an impact on Ascent Media. Management does not expect that the business operations or financial condition of Ascent Media or the Company will be impacted by the exclusion of the sound business. Accordingly, we believe that our Management’s Discussion and Analysis as filed is appropriate with respect to this issue.
Q: What are the reasons for the spin-off?, page 2
6.	Comment: Indicate where shareholders can get more information about the New Discovery restructuring transactions.

Response: We have added the disclosure in response to the Staff’s comment.
Risk Factors, page 5
Failure to obtain renewal of FCC licenses ..., page 8
7.	Comment: We note that you hold licenses, authorizations and registrations from the FCC necessary to operate your business; however, it is unclear how you accounted for the FCC licenses in your financial statements.

Response: We advise the staff that although Ascent has approximately 260 FCC licenses, Ascent’s collective annual license fee expense is approximately $56,000. Each license fee is expensed as incurred. Since the annual collective expense is not capitalized on Ascent’s balance sheet, nor is it significant to our results of operations, we do not feel that the fees warranted further discussion in regards to their accounting treatment.
Ascent Media operates in an increasingly competitive market ..., page 8
8.	Comment: So that shareholders may better assess the risk associated with potential in-house production by major customers, indicate the percentage of revenues the six identified major motion picture studios have historically accounted for in the aggregate.

Response: We have added the disclosure in response to the staff’s comment.
Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified ..., page 9
9.	Comment: To the extent practicable, please provide expanded disclosure about the potential consequences to your business if the spin-off fails to qualify as a transaction under Sections 368(a) and 355. Indicate that DHC may waive the condition that it receive an opinion of counsel regarding such qualification.

Response: In response to the Staff’s comment, we have expanded the disclosure in the risk factors beginning “The spin-off could result in significant tax liability” and “Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified at this time.”

The Spin-Off, page 15
Manner of Effecting the Spin-Off, page 16
10.	Comment: Since the distribution ratio will not be one-for-one, discuss how the distribution ratio may result in shareholders holding odd lots of Ascent Media shares and this may make it difficult to sell their shares.

Response: We have added the disclosure in response to the staff’s comment.
Effect of the Spin-Off on Outstanding DHC Options, page 17
11.	Comment: Provide quantitative disclosure of the hypothetical number of Ascent Media stock options that would be issued to Mr. Bennett and the exercise prices of those options based on the DHC stock price and Mr. Bennett’s outstanding DHC options as of the most recent practicable date.

Response: We have provided quantitative disclosure regarding such options in response to the staff’s comment.
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 17
12.	Comment: We note that you provide a summary of “certain” material U.S. federal income tax consequences to DHC stockholders resulting from the spin-off. Please revise so that it is clear you are describing all material U.S. federal income tax consequences.

Response: We have revised the disclosure in response to the staff’s comment.
13.	Comment: Please disclose when DHC will obtain the tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP. Please also advise us whether you will file this opinion as an exhibit or attach it as an appendix.

Response: We have revised the disclosure to clarify that tax counsel’s opinion is expected to be received at the effective time of the spin-off. Pursuant to Regulation S-K Item 601, it is our understanding that such opinion is not required to be filed as an exhibit or attached as an appendix to this registration statement.
14.	Comment: In light of the fact that you describe the tax consequences assuming the spin-off either does or does not qualify as a transaction under Sections 368(a) and 355, please revise to disclose that the enumerated tax consequences “will” result rather than “should” result.

Response: With respect to the tax-free nature of the spin-off, the tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, indicates a level of risk that is not immaterial, but that does not, in counsel’s view, warrant the issuance of an opinion that expresses the likelihood of tax-free treatment as “more likely than not.” We have revised the disclosure and the risk factor to indicate that such risk relates to the issuance of the convertible preferred stock to Advance/Newhouse in the Discovery Transaction and the governance rights associated with such convertible preferred stock. Further, the disclosure captioned “The Spin-Off — Material United States Federal Income Tax Consequences of the Spin-Off — Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable” and the risk factor captioned “The spin-off could result in significant tax liability” include a discussion of the consequences if the spin-off did not qualify as a transaction under Sections 368(a) and 355 of the Code.

Capitalization, page 23

15.	Comment: Tell us how you considered the presentation of pro forma financial statements. In this regard, we note, among others, your reassignment of certain leases to the Audio Company and your assumption of certain rights and obligations, including the Services Agreement with Liberty Media.

Response: The Capitalization table has been revised in response to the staff’s comments, to reflect the allocation to the Company on a net basis, of DHC’s cash balance and accrued liabilities as of the date of the table, including any accrued liabilities under the Services Agreement with Liberty Media. With regard to leases, the Audio Company is not a party to any capital leases, only operating leases. In this regard, the assignment of any operating leases to the Audio Company would not impact the “historical” versus “as adjusted” liability balance presented in the financial statements on the Capitalization table.
16.	Comment: Please revise the equity caption to disclose the conversion terms of each of the Series A, B and C of your common stock.

Response: The staff’s comment is noted. Note (2) has been added to the Capitalization table in Amendment No. 1 to disclose the conversion terms of each of the Series A, B and C common stock.
17.	Comment: Please include a footnote that refers to shareholder rights attached to the common stock to be distributed to DHC stockholders in connection with the spin-off as disclosed on page 68.

Response: The staff’s comment is noted. Note (1) has been added to the Capitalization table in Amendment No. 1 to refer the reader to the section of such document which discusses the Shareholder Rights Plan.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
18.	Comment: We note your risk factor on page eight regarding potentially material costs as a result of your separation from DHC and becoming a public company. In the Overview of your management’s discussion and analysis, please provide additional insight into nature and extent of these costs and other material challenges you may face as a result of becoming an independent public company.

Response: The staff’s comment is noted. A discussion has been added in the AMC Spin-Off section of Management’s Discussion and Analysis of Financial Condition and Results of Operations which provides additional insight to the approximate amount and nature of costs as a result of becoming an independent public company. Additionally, we advise the staff that we do not believe becoming a public company will significantly impact the day-to-day operations of Ascent.

19.	Comment: Please discuss in your Overview changes to your business that will result from the spin-off, such as in your relationship with Discovery and your assumption of DHC obligations (including tax risks), and assess how such changes could potentially impact your results of operations and financial condition.

Response: The Company advises the staff that it does not expect the spin off to materially impact Ascent’s business, results of operations or financial condition. In this regard, Ascent’s relationship with Discovery is not expected to change significantly as a result of the spin-off. We note that, as DHC has never controlled Discovery, the relationship between Discovery and Ascent Media has not been a typical related-party relationship. Business transactions between Discovery and Ascent Media have consistently been negotiated and conducted at arms-length, and Ascent Media believes that its commercial relations with Discovery will continue on such basis following the spin-off. With respect to the assumption of tax risks by Ascent, the Company views such risks to be low and any potential tax obligation to be minimal. At the effective time of the spin-off, DHC expects to receive an opinion from tax counsel that the spin off should qualify as a transaction under Sections 368(a) and 355 of the IRC, and accordingly, that the spin off should not be a taxable transaction. In the event the IRS determines that the spin off does not qualify as a transaction under Section 368(a) and 355 of the IRC, we do not believe any resulting tax liability would be material based on DHC’s tax basis in Ascent and the expected market value of Ascent at the effective time of the spin off. All other DHC obligations to be assumed by Ascent are individually and in the aggregate immaterial. Based on the foregoing, we do not believe additional disclosure regarding impacts of the spin off are warranted.
20.	Comment: Please consider expanded disclosure of known material trends and uncertainties in your Overview. For example, we note your significant $165 million goodwill impairment charge in the fourth quarter of 2007 as a result of lower performance expectations and negative cash flow trends in your network services segment due to competitive and market conditions. Please provide additional insight into this development, including its causes and management’s expectations regarding how it could potentially materially impact results of operations and your liquidity and capital resources in future periods.

Response: The staff is advised that within the network services group, Ascent provides broadcast services and systems integration services. In recent years, revenue from broadcast services has declined due to strong competition, and margins have declined due to the continued pressure on rates combined with increased costs due to complex customer requirements. The negative trend in broadcast services’ margins combined with the relatively flat performance of the network services systems integration revenue resulted in Ascent’s goodwill impairment charge in 2007. Revenue from the broadcast services business has stabilized in 2008, and Ascent is entering into new customer contracts. Although certain contracts have lower rates than in the past few years, Ascent continues to maintain positive margins for the broadcast services business. In Ascent’s systems integration business, Ascent has seen an increase in revenue from 2007 to 2008 as Ascent grows this business. Ascent’s margins for total network services have remained stable to date through 2008, and Ascent believes that both of the businesses within network services will remain cash flow positive in future periods. Ascent expects that cash flow from operations will be sufficient to cover the projected capital expenditures of these businesses. At this time, management does not expect future liquidity or capital resource issues for network services. We have added disclosure regarding trends within network services to the Overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Revenue, pages 27 and 29
21.	Comment: We note that you derive a significant portion of your revenues from arrangements with Discovery. Please provide a more detailed disclosure of the effect of the related party transactions on your segment revenues.

Response: The staff’s comment is noted. We have revised the discussion of revenue to disclose the amount of revenue earned from Discovery Communications, LLC, an affiliate of DHC, and also to disclose the change in that revenue from the corresponding prior year period.
Liquidity and Capital Resources, page 32
22.	Comment: Tell us how you account for the cost of facility build-outs to meet specific customer contracts.

Response: We advise the staff that facility build-outs to meet specific customer contracts are capital additions belonging to Ascent Media and never become the property of the customer. At such time that a customer contract might terminate, and not be renewed, Ascent Media would retain full ownership of the facility equipment previously used on that customer. We have revised the Liquidity and Capital Resource discussion to note this fact.
Off-Balance Sheet Arrangements and Contractual Obligations, page 32
23.	Comment: Per your disclosure, you expect to spend approximately $50 million for capital expenditures in 2008. Tell us if any of the related purchase obligations are reflected in the table presented herein.

Response: We advise the staff that none of the approximate $50 million that Ascent expects to spend on capital additions represents a firm expenditure commitment and therefore none of the $50 million is reflected in the Off-Balance Sheet Arrangements and Contractual Obligations table.
Management, page 45
Committees of the Board, page 46
24.	Comment: When you have determined the members of your board committees, please include the disclosure regarding independence required by Regulation S-K Item 407(a) to the extent applicable.

Response: We have updated the disclosure relating to Ascent’s directors in response to the staff’s comment.

Compensation Discussion and Analysis, page 47
25.	Comment: Please disclose at the beginning of this section, to the extent known, your expectations regarding the compensation objectives, decision-making procedures and components of Ascent Media following the spin-off and how they may be similar to or different from the compensation described in the following CD&A and tables. We note that a reason for the spin-off is to enable you to more effectively tailor employee benefit plans and improve incentives by issuing equity.

Response: We have updated the disclosure in the introduction section of Compensation Discussion and Analysis to reflect that the compensation committee has yet to determine the form and amount of the compensation to be paid to Ascent’s named executive officers.
Employment Agreements, page 49
26.	Comment: We note that you will assume DHC’s obligations to reimburse Liberty Media for Mr. Fitzgerald’s services to you. Please clarify what role you will have in determining the amount of these reimbursements going forward.

Response: We have added the disclosure in response to the staff’s comment.
Management Incentive Plan, page 50
27.	Comment: Please provide expanded disclosure as to how the processes and formulas described here actually resulted in 2007 compensation awards for each of the named executive officers (other than Mr. Fitzgerald). Discuss the individual objectives of each named executive officer, how they were measured, and the extent to which they were achieved. Also disclose the economic performance metrics for the named executive officers, including the hedge discount percentage applied, and how actual performance compared to such metrics. Tabular disclosure may assist shareholders in understanding such calculations. See Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We have provided expanded disclosure in response to the staff’s comment.
28.	Comment: Your qualification of the description of the MIP appears unnecessary as your compensation discussion and analysis should focus on how the compensation policies and procedures were actually applied to award compensation in the last completed fiscal year. Please revise or advise.

Response: We have deleted the qualification in response to the staff’s comment.
Long-Term Incentive Plan (LTIP), page 51
29.	Comment: We note that as of December 31, 2007, the PAR Values of all PARs granted prior to such date were not positive. Please provide a calculation of the Value as of

December 31, 2007 so that shareholders may better understand the valuation formula and the spread between the Value as of such date and the initial Values.

Response: We have provided the calculation in response to the staff’s comment.

30.	Comment: Define cumulative free cash flow as used in the LTIP. Refer to Regulation S-K Item 402(b), Instruction 5.

Response: We have added the disclosure in response to the staff’s comment.
Potential Payments Upon Termination or Change-in-Control, page 55
31.	Comment: Define change of control under the employment agreements and the LTIP.

Response: We have added the disclosure in response to the staff’s comment.
32.	Comment: We note that the table on page 57 includes no amounts attributable to vested PARs due to their negative value as of December 31, 2007. Please disclose by footnote the total number of PARS that would vest for each named executive officer assuming a change of control as of such date.

Response: We have added such number of vested PARs for each named executive officer in response to the staff’s comment.
Certain Inter-Company Agreements, page 63
33.	Comment: Provide the disclosure required by Regulation S-K Item 404(b) regarding policies and procedures for the review, approval and ratification of related party transactions, including whether or not such policies and procedures are, or will be, in writing.

Response: We have added the disclosure under a new heading “Certain Relationships and Related Party Transactions” in response to the staff’s comment.
34.	Comment: Please disclose the amount of your revenues that have historically been generated through transactions with Discovery and affiliated entities.

Response: The staff’s comment is noted. We have added disclosure regarding revenue earned from Discovery over the past three years, and note that Ascent has not earned revenue from any other affiliated entity.
Description of Our Capital Stock, page 65
Our Common Stock, page 66
35.	Comment: Please disclose the circumstances in which the separate consent of the holders of Series B common stock is required, as referenced on page 72.

Response: We have added a cross-reference in “—Voting Rights” to the description of such circumstances in “—Distributions” in response to the staff’s comment.

36.	Comment: Please revise or expand your disclosure of distributions on page 66 to clarify the purpose and general effect of these provisions.

Response: We have added disclosure in response to the staff’s comment.
Indemnification of Directors and Officers, page 74
37.	Comment: Please file the form of indemnification agreement as an exhibit to the Form 10, as you indicated you have done in the last sentence of the second paragraph of this section.

Response: We have filed the form of indemnification agreement as Exhibit 10.7 to Amendment No. 1.
Where You Can Find More Information, page 75
38.	Comment: Please consider disclosing your internet address in this section.

Response: The Company does not currently maintain an external website. We have updated the disclosure to provide the internet address for Ascent Media’s existing website.
Unaudited Condensed Combined Financial Statements
(1) Basis of Presentation, page F-6
39.	Comment: Please disclose, if true, that the accompanying historical financial information, as well as the Selected Financial Data on page 24, is the same as that of the consolidated financial information of the “Spinco Entities” as defined on page 15 of the Reorganization Agreement, including their respective subsidiaries after giving effect to the DHC Restructuring and excluding the Audio business.

Response: The staff’s comment is noted. We affirm that the accompanying historical financial information, as well as the Selected Financial Data, is the same as that of the combined financial information of the “Spinco Entities” as defined in the Reorganization Agreement. We have revised footnote (1), Basis of Presentation, to the combined financial statements of Ascent Media Group and the Selected Financial Data to state this fact.
(3) Long-Term Incentive Compensation, page F-8
40.	Comment: Please add a separate note on Subsequent Events, disclosing your responsibility for spin-off company series options as set forth in Article III.3.3 of the Reorganization Agreement (Exhibit 2.1) and summarizing the significant terms of the 2008 Incentive Plan as discussed on page 58.

Response: The staff’s comment is noted. We have added two sections to footnote (3), Long-Term Incentive Compensation, in order to address Ascent’s responsibility for stock options which will be issued at the time of the AMC Spin-Off and also to summarize the significant terms of the Ascent Media Corporation 2008 Incentive Plan. We also advise the staff that except for the AMC Series A stock options issued to a certain DHC officer at the effective date of the AMC Spin-Off, all other DHC options addressed in Article III.3.3 of the Reorganization Agreement remain the responsibility of DHC and not AMG.

(4) Pro Forma Loss Per Common Share — Series A and Series B, page F-8

41.	Comment: Please revise your disclosure to disclose the common stock equivalents for securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to paragraph 40(c) of SFAS 128.

Response: The staff’s comment is noted. We advise the staff that the only securities which may have a dilutive impact on pro forma EPS are AMC Series A common stock options which will be issued to a certain DHC officer at the effective date of the AMC Spin-Off. As discussed in footnote (4) of the Unaudited Condensed Combined Financial Statements and in footnote (3) of the Combined Financial Statements, both in response to the staff’s comment Number 40, the number of AMC Series A stock options issued to this officer is not currently estimable. However, Ascent does not expect that these stock options will have a significant dilutive impact on pro forma EPS. Ascent also advises the staff that there are currently no securities which may have an antidilutive effect on pro forma EPS.
Combined Financial Statements
Summary of Significant Accounting Policies, page F-18
Revenue Recognition, page F-20
42.	Comment: We note that you recognize revenue on other long term contracts on the basis of the estimated percentage of completion. Tell us why you believe it is appropriate to apply the percentage of completion method under SOP 81-1. In this regard tell us whether your contracts require customer acceptance or whether they have any cancellation provisions. To help us in evaluating your response, tell us about the typical or standard terms of your long term contracts.

Response: We advise the staff that the application of SOP 81-1 to systems integration contracts accounted for under the estimated percentage of completion method is appropriate, as follows:
• Pursuant to these contracts, Ascent Media engineers, designs and installs broadcast studios and equipment based on pre-determined customer design specifications. These contracts take place over a period of time and are consistent in nature to those defined in paragraph 13 of SOP 81-1.

• Customers pay a deposit upfront and then make periodic payments based on milestones reached in the project.
• Customers may approve project designs in the initial design phase, but formal acceptance of the Company’s performance under the contract is received in the final stages of the contract when installation is complete and the equipment can be tested and commissioned.
• Pursuant to its contractual rights, in the event of cancellation or termination without cause, Ascent Media is entitled to recover the costs of the services rendered, primarily consisting of labor, materials, equipment procurement costs and an overhead allocation.
43.	Comment: Please disclose, on page 35, the dollar amount of your contract backlog that you deem firm. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response: We advise the staff that at December 31, 2007, Ascent had long-term contracts in effect for which services were scheduled to be provided in 2008 and future years. In Amendment No. 1, we have disclosed the dollar amount of future services to be provided under these contracts, including the amount expected to be earned in the current 2008 calendar year.
44.	Comment: Please provide a more comprehensive discussion of your revenue recognition policy, addressing your basis for measurement and recognition of revenue from your various sources, including commercial revenue, feature revenue, system integration services revenue, content distribution revenue, and advertising.

Response: The staff’s comment is noted. Additional information on Ascent’s revenue recognition policy has been included in Amendment No. 1.
45.	Comment: If your deliverables under certain revenue arrangements consist of multiple elements, please disclose your consideration of EITF 00-21.

Response: The staff’s comment is noted. We advise the staff that Ascent has several revenue contracts that consist of multiple elements. However, only two of these contracts are significant. With respect to these two contracts, the core services provided, primarily uplink services and playback services, are delivered ratably over the contract life. Accordingly, Ascent has recognized revenue from these services on a straight-line basis over the contract life. Other deliverables under these arrangements are incidental to the core services and are not significant.
Stock-based Compensation, page F-21
46.	Comment: Please disclose the information required in paragraph A240 of SFAS 123(r) for the LTIP and other share-based payment arrangements, including SARs and options as discussed on page 31.

Response: We advise the staff that the LTIP does not fall under the governance of SFAS 123(R). The LTIP is a cash award that is based upon a formulaic value calculation defined in the LTIP agreement. In regards to other share-based payment arrangements, such as SARs and options, Ascent does not currently have any outstanding awards of this nature. On the effective date of the AMC Spin-Off, AMC Series A stock options will be granted to Mr. Robert Bennett, an officer of DHC, but the number of options to be awarded can not be estimated at this time. The stock-based compensation expense reported in Ascent’s Results of Operations, aside from the LTIP, was generated by Liberty Media Corporation stock options held by AMG employees, not stock options of AMC.

Employee Benefit Plans, page F-29

47.	Comment: Please disclose your basis of accounting for the Management Incentive Plan (MIP), as discussed on page 50, the amounts expensed and the related liability for all periods presented.

Response: The staff’s comment is noted. A discussion has been added to footnote (12), Employee Benefit Plans, giving a description of the Management Incentive Plan, the timing of payments under the plan, and the expense and liability under the plan for all periods presented.
*          *          *

                    As requested in the Comment Letter, Ascent does hereby acknowledge that:
•	Ascent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ascent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                    If you have any questions with respect to the foregoing responses to the Comment Letter or require further information, please contact the undersigned at (212) 408-2597 or Renee L. Wilm of this office at (212) 408-2503.

Very truly yours,

/s/ Marc A. Leaf

Marc A. Leaf

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Ivette Leon, Assistant Chief Accountant
John Harrington, Attorney-Advisor
Kathleen Krebs, Special Counsel

Ascent Media Corporation
William E. Niles
Sharon L. Meymarian

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.
Renee L. Wilm

Skadden, Arps, Slate, Meagher & Flom LLP
Matthew A. Rosen